UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2015            File No.    0-55349

Focus Ventures Ltd.

(Name of Registrant)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

1.

Updated NI 43-101 Mineral Resource Technical Report on the Bayovar 12 Phosphate Project, Peru

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒

FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐

No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Focus Ventures Ltd.

(Registrant)

Dated October 7, 2015	By: /s/ David Cass David Cass President